Walthausen & Co. LLC
9 Executive Park Drive Suite B, Clifton Park, NY 12065 Phone (518) 371-3450 Fax (518) 371-3980

PRESS RELEASE

WALTHAUSEN FUNDS

"Walthausen Small Cap Value Fund"

New mutual fund launch – the Walthausen Small Cap Value Fund

Clifton Park, NY – March 10, 2008 - Walthausen Funds, a Clifton Park, New York based investment company, is pleased to announce the launching of its first open ended mutual fund, the Walthausen Small Cap Value Fund. The Fund opened to investors on February 1, 2008 and has the objective of seeking long-term capital appreciation through investment in small cap equities.

The investment adviser to the Fund is Walthausen & Co., LLC, also headquartered in Clifton Park. The firm is SEC registered and was founded in August last year by John Walthausen, a thirty year veteran of small cap value investing. Walthausen brings his extensive analytical and portfolio management experience to the management of the new fund, assisted by the investment team who joined him from his former employer, Paradigm Capital Management. The Fund operates with the same investment objective, and follows the same investment strategy and policies as the Paradigm Value Fund (PVFAX), which he managed from its inception in January 1, 2003, through to the time of his departure from Paradigm on July 31, 2007.

In addition to advising the new fund, Walthausen & Co., LLC provides investment management services to institutional separate accounts utilizing similar techniques to those being used to select securities for the mutual fund. Two strategies are offered; a small cap value product and a SMID value product.

For more information about Walthausen Funds, or to obtain a prospectus for the Walthausen Small Cap Value Fund, please call (518) 371-3450 or visit the fund website at www.walthausenfunds.com.

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by visiting www.walthausenfunds.com or by calling (888) 925-8428. The prospectus should be read carefully before investing.

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